SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
                         TO RULE 13a-16 OR 15D-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of March, 2004

                                 LANOPTICS LTD.
                 (Translation of registrant's name into English)

                                1 Hatamar Street
                                   P.O.B. 527
                                  Yokneam 20692
                                     ISRAEL
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F [X]     Form 40-F [_]


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]     No [X]


     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

                                   Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                  LANOPTICS LTD.


                                  By: /s/ Dror Israel
                                  --------------------------
                                  Dror Israel
                                  Chief Financial Officer


Dated: March 9, 2004

FOR IMMEDIATE RELEASE

                  EZCHIP TECHNOLOGIES ANNOUNCES SERIES C OPTION
                  EXERCISE FOR ADDITIONAL $8.0 MILLION FUNDING

     THE OPTION EXERCISE IS A TESTAMENT TO EZCHIP'S STRONG CUSTOMER BASE AND
                             TECHNOLOGY LEADERSHIP

YOKNEAM, ISRAEL, March 9, 2004 -- EZchip Technologies Ltd. (a subsidiary of LanOptics Ltd., NASDAQ:LNOP), a fabless semiconductor company providing high-speed network processors, today announced that it has raised an additional $8.0 million of Series C funding. The first tranche of Series C funding was invested a year ago, and the additional Series C funding concludes the round. The additional funding follows the exercise of an option held by the Series C investors, which include LanOptics, Goldman Sachs, JK&B Capital, Star Ventures, and Tamar Investments. LanOptics, which will continue to be the majority shareholder of EZchip following the option exercise with 53.4% of the company, triggered the option exercise.

"The closing of our Series C financing demonstrates the confidence our investors have in EZchip's success," said Eli Fruchter, President and CEO of EZchip Technologies. "We now have over 30 customers that design their products around our NP-1c. Four of our initial customers are already in early production and we expect to see several additional customers entering production every quarter. EZchip has begun to ship NP-1c production orders. The timing and speed of our customers' production ramp-up will depend on market acceptance of their products and on the pace of recovery in the telecommunications and related markets. We will continue to add new customers, move our current ones to production and introduce new products that will ensure our long term technological leadership."

The Series C round of financing, which was announced in December 2002, consisted of an initial investment of $13.5 million in March 2003, the current option exercise of an additional $8 million on the same terms, plus a $3 million credit line facility, of which $1.5M was drawn down last year.

ABOUT EZCHIP TECHNOLOGIES

EZchip Technologies (a subsidiary of LanOptics Ltd., NASDAQ: LNOP) is a fabless semiconductor company providing high-speed network processors. EZchip's breakthrough TOPcore(R) technology provides both packet processing and classification on a single chip at wire speed. EZchip's single-chip solutions are used for building networking equipment with extensive savings in chip count, power and cost. Highly flexible 7-layer processing enables a wide range of applications to deliver advanced services for the metro, carrier edge and core and enterprise backbone. For more information on EZchip, visit our web site at HTTP://WWW.EZCHIP.COM.

"SAFE HARBOR" STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995: THIS RELEASE CONTAINS FORWARD LOOKING STATEMENTS THAT ARE SUBJECT TO RISKS AND UNCERTAINTIES, INCLUDING, BUT NOT LIMITED TO, THE IMPACT OF COMPETITIVE PRODUCTS, PRODUCT DEMAND AND MARKET ACCEPTANCE RISKS, RELIANCE ON KEY STRATEGIC ALLIANCES, FLUCTUATIONS IN OPERATING RESULTS, DELAYS IN DEVELOPMENT OF HIGHLY-COMPLEX PRODUCTS AND OTHER RISKS DETAILED FROM TIME TO TIME IN LNOP FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE RISKS COULD CAUSE THE COMPANY'S ACTUAL RESULTS FOR 2004 AND BEYOND TO DIFFER MATERIALLY FROM THOSE EXPRESSED IN ANY FORWARD LOOKING STATEMENTS MADE BY OR ON BEHALF OF LNOP.

Company Contact:
Daureen Green
EZCHIP TECHNOLOGIES, ISRAEL
++972-4-959-6677
dgreen@ezchip.com